Exhibit 12

LEGG MASON, INC. AND SUBSIDIARIES
Computation of Consolidated Ratios of Earnings to Fixed Charges
(Dollars in thousands)

	Three Months Ended June 30, 2018	Years ended March 31,
		2018	2017	2016(3)	2015	2014
Earnings (loss) from operations before income tax provision (benefit)	$109,040	$233,840	$370,878	$(25,218)	$367,993	$419,641
Fixed Charges:
Interest Expense	29,917	117,869	112,993	53,288	56,782	53,492
Interest on uncertain tax positions included in earnings (loss) from operations before income tax provision (benefit)(1)	—	3	180	(4,825)	1,492	(581)
Portion of rental expenses representative of interest factor(2)	9,745	38,980	39,590	38,232	38,914	38,197
Earnings (loss) available for fixed charges	$148,702	$390,692	$523,641	$61,477	$465,181	$510,749
Fixed Charges:
Interest Expense	$29,917	$117,872	$113,173	$48,463	$58,274	$52,911
Interest included in interest expense not related to third party indebtedness(1)	—	(3)	(180)	4,825	(1,492)	581
Portion of rental expense representative of interest factor(2)	9,745	38,980	39,590	38,232	38,914	38,197
Total Fixed Charges	$39,662	$156,849	$152,583	$91,520	$95,696	$91,689
Consolidated ratio of earnings (loss) to fixed charges	3.7	2.5	3.4	0.7	4.9	5.6

(1)	The portion of interest related to uncertain tax positions is excluded from the calculation.

(2)	The portion of rental expense representative of interest factor is calculated as one third of the total of Rent, Market Data Services, Maintenance, DP Service Bureau and Equipment Rental expenses.

(3)	Earnings were inadequate to cover fixed charges for the year ended March 31, 2016 by $30,043.